UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. ___)*

LIMONEIRA COMPANY

(Name of issuer)

COMMON STOCK

(Title of class of securities)

532746104

(CUSIP number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

 Page 1 of 8 pages

CUSIP No. 532746104	13G	Page 2 of 8 Pages

1.	Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only).

Allan M. Pinkerton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S. Citizen

Number of	5.	Sole Voting Power
Shares		0
Beneficially
Owned by	6.	Shared Voting Power
Each		627,948
Reporting
Person	7.	Sole Dispositive Power
With:		0

	8.	Shared Dispositive Power
		627,948

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

627,948 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11.	Percent of Class Represented by Amount in Row (9)

5.6% (2)
12.	Type of Reporting Person (See Instructions)

IN

(1) Shares are owned beneficially by Mr. Pinkerton as the beneficiary of the Pinkerton Ranch Trust and voting and investment power are shared equally with Mr. Jonathan M. Pinkerton and Ms. Jennifer P. Talmadge with respect to all shares in the Pinkerton Ranch Trust.

(2) Based upon 11,204,561 shares of common stock issued and outstanding as of February 14, 2012.

CUSIP No. 532746104	13G	Page 3 of 8 Pages

1.	Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only).

Jonathan M. Pinkerton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S. Citizen

Number of	5.	Sole Voting Power
Shares		17,240
Beneficially
Owned by	6.	Shared Voting Power
Each		627,948 (1)
Reporting
Person	7.	Sole Dispositive Power
With:		17,240

	8.	Shared Dispositive Power
		627,948 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

645,188

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11.	Percent of Class Represented by Amount in Row (9)

5.8% (2)
12.	Type of Reporting Person (See Instructions)

IN

(1) Shares are owned beneficially by Mr. Pinkerton as the beneficiary of the Pinkerton Ranch Trust and voting and investment power are shared equally with Mr. Allan M. Pinkerton and Ms. Jennifer P. Talmadge with respect to all shares in the Pinkerton Ranch Trust.

(2) Based upon 11,204,561 shares of common stock issued and outstanding as of February 14, 2012.

CUSIP No. 532746104	13G	Page 4 of 8 Pages

1.	Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only).

Jennifer P. Talmadge

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S. Citizen

Number of	5.	Sole Voting Power
Shares		17,240
Beneficially
Owned by	6.	Shared Voting Power
Each		627,948 (1)
Reporting
Person	7.	Sole Dispositive Power
With:		17,240

	8.	Shared Dispositive Power
		627,948 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

645,188

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11.	Percent of Class Represented by Amount in Row (9)

5.8% (2)
12.	Type of Reporting Person (See Instructions)

IN

(1) Shares are owned beneficially by Ms. Talmadge as the beneficiary of the Pinkerton Ranch Trust and voting and investment power are shared equally with Mr. Jonathan M. Pinkerton and Mr. Allan M. Pinkerton with respect to all shares in the Pinkerton Ranch Trust.

(2) Based upon 11,204,561 shares of common stock issued and outstanding as of February 14, 2012.

CUSIP No. 532746104	13G	Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:
Limoneira Company

	(b)	Address Of Issuer's Principal Executive Offices:
1141 Cummings Road, Santa Paula, California 93060

Item 2.	(a)	Name of Person Filing:
Allan M. Pinkerton, as beneficiary of the Pinkerton Ranch Trust
Jonathan M. Pinkerton, as beneficiary of the Pinkerton Ranch Trust
Jennifer P. Talmadge, as beneficiary of the Pinkerton Ranch Trust
	(b)	Address of Principal Business Office, or, if none, Residence:
P.O. Box 4099
Ventura, California 93007

	(c)	Citizenship:
U.S. Citizen

	(d)	Title of Class of Securities:
Common Stock

	(e)	Cusip Number:
532746104

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group in accordance with §240.13d-1(b)(ii)(J).

CUSIP No. 532746104	13G	Page 6 of 8 Pages

Item 4.	Ownership

Mr. Allan M. Pinkerton, Mr. Jonathan M. Pinkerton and Ms. Jennifer P. Talmadge beneficially own 627,948 shares as beneficiaries of the Pinkerton Ranch Trust. They share equally in voting and investment power with respect to all 627,948 shares in the Pinkerton Ranch Trust. Each of Mr. Jonathan M. Pinkerton and Ms. Jennifer P. Talmadge individually, with sole voting and investment power, own 17,240 shares, separate and apart from the Pinkerton Ranch Trust. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose, the beneficial owner of any securities covered by this Schedule 13G.

(a) Amount beneficially owned:

See Item 9 of each of the cover pages with respect to each reporting person.

(b) Percent of class:

See Item 11 of each of the cover pages with respect to each reporting person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each of the cover pages with respect to each reporting person.

(ii) Shared power to vote or to direct the vote

See Item 6 of each of the cover pages with respect to each reporting person.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each of the cover pages with respect to each reporting person.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each of the cover pages with respect to each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf Of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of The Group

Each reporting person may be deemed to be a member of a group with respect to the Limoneira Company (the “Company”) or securities of the Company for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

CUSIP No. 532746104	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/2012
Date

/s/ Allan M. Pinkerton
Signature

Allan M. Pinkerton
Name/Title

02/14/2012
Date

/s/ Jonathan M. Pinkerton, by Allan M. Pinkerton as attorney-in-fact
Signature

Jonathan M. Pinkerton
Name/Title

02/14/2012
Date

/s/ Jennifer P. Talmadge, by Allan M. Pinkerton as attorney-in-fact
Signature

Jennifer P. Talmadge
Name/Title

CUSIP No. 532746104	13G	Page 8 of 8 Pages

Exhibit Index

Exhibit 24.1 Power of Attorney for Jonathan M. Pinkerton (Incorporated by reference to Exhibit 24.1 of the Schedule 13G of Allan M. Pinkerton, Jonathan M. Pinkerton and Jennifer P. Talmadge filed as of February 11, 2011)

Exhibit 24.2 Power of Attorney for Jennifer P. Talmadge (Incorporated by reference to Exhibit 24.2 of the Schedule 13G of Allan M. Pinkerton, Jonathan M. Pinkerton and Jennifer P. Talmadge filed as of February 11, 2011)

Exhibit 99.1 Joint Filing Agreement, dated as of February 11, 2011 between the Reporting Persons (filed herewith)